UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Cadiz Inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

127537207

(CUSIP Number)

Heerema International Group Services S.A.

Route de Florissant 81
1206 Geneve
Switzerland
Attention: Jack Muller

Tel: + 41 22 704 13 50

with a copy to:

Brian Lee, Esq.

Dentons US LLP

1221 Avenue of the Americas

New York, New York 10020

(212) 768-6926

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  127537207

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Heerema International Group Services S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
7	SOLE VOTING POWER 17,966,965
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 17,966,965
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,966,965
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 35.4% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 50,752,203 shares outstanding following the issuance of shares disclosed in the Issuer’s prospectus supplement dated March 20, 2022, filed with the SEC in March 22, 2022.

This Amendment No, 1 to Schedule 13D is being filed by Heerema International Group Services S.A. (the “Reporting Person”), with respect to the common stock, par value $0.01 per share (the “Common Stock”) of Cadiz Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Statement.

ITEM 5. Interest in Securities of the Issuer.

(a), (b) The responses of the Reporting Person with respect to Rows 7 through 13 of the respective cover pages of the individual Reporting Person to this Schedule 13D are incorporated herein by reference.

(c) On March 20, 2022, a fund represented by the Reporting Person purchased 2,857,142 shares of common stock at a price of $1.75 per share in a registered direct offering. The terms of such investment is detailed in a Current Report on Form 8-K filed by the Issuer on March 21, 2022, and is incorporated herein by reference. Except as set forth in this Schedule 13D, the Reporting Person has not engaged in any transaction with respect to the Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

In connection with the registered direct offering on March 20, 2022, the Issuer provided the Reporting Person with (i) a right to appoint one observer to attend meetings of the Issuer’s Board of Directors (the “Board”) and committees of the Board and, in lieu of such observer right, the right to nominate one individual for election to the Board, and (ii) a right to require the Issuer to seek stockholder approval of an amendment to the Issuer’s certificate of incorporation to permit the adoption of an amendment to our bylaws requiring the Board to call a special meeting of stockholders of the Issuer upon appropriate written request of a stockholder or stockholders of record of the Issuer owning not less than 20% of the voting power of our then outstanding shares of capital stock (such amendment to our certificate of incorporation, the “Amendment to Permit Stockholders to Call Special Meetings”), subject to and in accordance with the Delaware General Corporation Law. In furtherance of the rights granted regarding the Amendment to Permit Stockholders to Call Special Meetings, the Issuer has agreed to cause its annual meeting of stockholders for 2022 (the “2022 Annual Meeting”) to be held on or before August 15, 2022 and submit the Amendment to Permit Stockholders to Call Special Meetings for adoption by our stockholders at the 2022 Annual Meeting. This agreement will terminate if and when the Reporting Person and its affiliates collectively hold less than 10% of the outstanding shares of common stock of the Issuer.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships by the Reporting Person and any other person with respect to the Common Stock.

ITEM 7. Material to Be Filed as Exhibits.

Exhibit Number	Description
99.1	Form of Board Observer and Nomination Right Agreement (incorporated by reference to Exhibit 10.2 of the Issuer’s Current Report on Form 8-K filed with the SEC on March 21, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2022

HEEREMA INTERNATIONAL GROUP SERVICES S.A.

By:	/s/ Jacobus Muller
Name:	Jacobus Muller
Title:	Director

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